FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)**

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
     OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT   ITEM 9 Exhibit 1,2,3,4,5,6,7,8,9 _
     Items and/or Exhibits Supplemented:

    _____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A**. Your full name:

HR Ratings de Mexico, S.A. de C.V.

     B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

HR Ratings

     (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A

     C. Address of your principal office (do not use a P.O. Box):

Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe	Mexico	City	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     D. Mailing address, if different:

N/A

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     E. Contact person (See Instructions):

Rafael Colado Ibarreche		Acting Head Compliance Officer	
(Name and Title)			

Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe	Mexico	City	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

03/22/2018   HR Ratings de Mexico, S.A. de C.V.
_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: Fernando Montes de Oca   [Digitally signed by Fernando Montes de Oca DN: cn=Fernando Montes de Oca, o=HR Ratings, ou=HR Ratings, email=fernando.montesdeoca@hrratings.com, c=MX Date: 2016.10.19 12:34:08 -05'00']   José Fernando Montes de Oca Gatica, Chief Executive Officer

_____   _____
(Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B.   Month and day of your fiscal year end: December 31

   C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

     State/Country of formation: Mexico   Date of formation: June 22, 2007

3.   Your credit rating affiliates (See Instructions):

N/A

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

Rafael Colado Ibarreche   Acting Head Compliance Officer
_____
(Name and Title)
Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe   Mexico   City   01210
_____
(Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Form NRSRO and Exhibits 1 through 9 will be made publicly and freely

available at http://www.hrratings.com/en/formnrsro

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	✔	560	2009
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	✔	184	2010
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	✔	374	2008

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in the classes indicated in item 7A are readily accessible for free at http://www.hrratings.com

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

List of Material changes to the application for registration as an NRSRO that occurred during 2017

I. Methodologies and procedures used in determining credit ratings (Exhibit 2)

During 2017, the following Methodologies were updated in the Exhibit 2 in the NRSRO form:

- Sovereign Debt Methodology
- General Methodological Criteria

The procedure for determining credit ratings, contained in exhibit 2, was updated to reflect the amendments made to the Code of Conduct and Operations Manual on November 2017, such as:

- HR Ratings may issue unsolicited ratings, for which HR Ratings will not receive any payment and may or not may sign a service contract, engagement letter or legal instrument. Where applicable, an NDA will be signed. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will surveillance unsolicited ratings and may withdraw an unsolicited rating at any time.

- The Methodological Criteria Department will have a special control in place for the correct use of the models and/or methodologies used in the rating process.

II. Description of changes in senior management (Exhibit 4).

During 2017, the following changes in senior management positions were made:

1. On January 9, 2017, the Board of Directors approved the following:
   a. Laura Mariscal Higareda as Head Compliance Officer.

2. On August 3, 2017, the Board of Directors approved changes in the following positions:
   a. Alfonso Sales Esquivel as Methodological Criteria Associate Director, who at the time was holding the position of Economy Manager, change effective on July 6th, 2017.

b. Roberto Soto Villarreal as Public Finance and Infrastructure Associate Director, who at the time was holding the position of Public Finance Manager, change effective on July 6th, 2017.

c. Karla Adriana Rivas Mariscal as new Vice-president of Methodologies resigned on June 16, 2017.

3. On December 6, 2017, the Board of Directors approved the following change:

a. Laura Mariscal Higareda removed as Head Compliance Officer on November 29th, 2017. Rafael Colado Ibarreche, VP of Compliance named acting Designated Compliance Officer.

III. Material changes to Exhibit 5 (Code of Conduct)

During 2017, the Code of Conduct was amended to include, among others, the following policies:

- HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment or sign any service contract, engagement letter or legal instrument. Where applicable, an NDA will be signed with the entity rated. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will surveillance unsolicited ratings while they are in force, and HR may withdraw them at any moment.

- HR Ratings will conduct, through the Chief Risk Officer, at least once a year, assessments to determine the knowledge of all analysts and all analysis directors in terms of the procedures and rating methodologies of the Agency they use to determine ratings, in the classes or sub-classes of credit ratings in which each analyst participates.

Finally, amendments in the Internal Control Manual to expand the meaning of significant deficiency in the internal control.

These amendments to the Company internal regulation were agreed by HR's Regulations Committee on November 23, 2017 and were formally approved by its Board of Directors on December 4, 2017.